UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Wowjoint Holdings Limited
(Name of Company)
Common Stock, $0.001 par value
(Title of class of securities)
G9796W101
(CUSIP number)

Alan P. Fraade, Esq. Mintz & Fraade, P.C. 488 Madison Avenue New York, New York 10022; (212) 486-2500
(Name, address and telephone number of person authorized to receive notices and communications)

April 9, 2010
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G9796W101	13D	Page 2

1	NAME OF REPORTING PERSON:		Realink Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:	SC (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	4,349,100(2)
	8	SHARED VOTING POWER:	0
	9	SOLE DISPOSITIVE POWER:	4,349,100(2)
	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		4,349,100(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		54.7%(3)
14	TYPE OF REPORTING PERSON:		CO

(1)  Pursuant to the terms of a Share Purchase Agreement, dated as of November 30, 2009 (the “Share Purchase Agreement”) by and among the Issuer, Authentic Genius Limited, a Hong Kong incorporated company (“AGL”), AGL’s consolidated subsidiary, Beijing Xin Fu Industry Consulting Co., Ltd., a China incorporated wholly foreign owned enterprise (“BXFI”), BXFI’s variable interest entity, Beijing Wowjoint Machinery Co., Ltd., a China incorporated domestic enterprise (“Beijing Wowjoint”) and Giant Nova Holdings Limited, a British Virgin Island company (AGL, BXFI, Beijing Wowjoint and Giant Nova Holdings Limited are hereinafter collectively referred to as “Wowjoint”), the Issuer would acquire all of the outstanding shares of Wowjoint in exchange for 5,700,000 of the Issuer’s ordinary shares, of which 4,349,100 shares were to be issued to Realink Group Limited (“Realink”), one of shareholders of Wowjoint. In addition, pursuant to an earn-out provision in the share purchase agreement, the Issuer agreed to issue to Realink up to 500,000 additional ordinary shares of the Issuer if certain performance targets are achieved.

(2)  Pursuant to the terms of an Escrow Agreement dated February 22, 2010 among the Issuer, Realink, the shareholders of Realink and Mintz & Fraade, P.C., 3,696,735 ordinary shares, representing 75% of the ordinary shares acquired by Realink as a result of the Share Purchase Agreement, are to be held in escrow until February 22, 2014 (the “Escrow Shares”).    Realink has retained voting rights with respect to the Escrow Shares, notwithstanding the fact that the Escrow Shares are to be held in escrow.

(3) Based upon 7,949,965 ordinary shares of the Company issued and outstanding (including 13,766 units consisting of one ordinary share and one warrant) as reported on the Issuer’s Form 20-F filed with the SEC on March 10, 2010.

CUSIP No. G9796W101	13D	Page 3

1	NAME OF REPORTING PERSON:		Yabin Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:	SC (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	1,931,087(2)(4)
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	1,931,087(2)(4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,931,087(2)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		24.3%(3)
14	TYPE OF REPORTING PERSON:		IN

(1) Please refer to prior footnote (1).

(2) Please Refer to prior footnote (2).

(3) Please refer to prior footnote (3).

(4) Mr. Ya Bin Liu is the owner 44.4% of Realink and has voting power and dispositive power with respect to 44.4% of the Issuer’s ordinary shares which are owned by Realink.  1,641,424 ordinary shares, representing 75% of the ordinary shares beneficially owned by Mr. Liu are subject to the terms of the Escrow Agreement described in footnote (2).

CUSIP No. G9796W101	13D	Page 4

1	NAME OF REPORTING PERSON:		Fude Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:	SC (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	1,718,590(2)(4)
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	1,718,590 (2)(4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,718,590 (2)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		21.6%(3)
14	TYPE OF REPORTING PERSON:		IN

(1) Please refer to prior footnote (1).

(2) Please refer to prior footnote (2).

(3) Please refer to prior footnote (3).

(4) Mr. Fude Zhang is the owner 39.52% of Realink and has voting power and dispositive power with respect to 39.52% of the Issuer’s ordinary shares which are owned by Realink.  In addition, 1,460,802 ordinary shares, representing 75% of the ordinary shares beneficially owned by Mr. Zhang are subject to the terms of the Escrow Agreement described in footnote (2).

CUSIP No. G9796W101	13D	Page 5

1	NAME OF REPORTING PERSON:		Yasheng Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:	SC (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	466,224(2)(4)
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	466,224 (2)(4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		466,224 (2)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		5.9%(3)
14	TYPE OF REPORTING PERSON:		IN

(1) Please refer to prior footnote (1).

(2) Please refer to prior footnote (2).

(3) Please refer to prior footnote (3).

(4) Mr. Yasheng Liu is the owner 10.72% of Realink and has voting power and dispositive power with respect to 10.72% of the Issuer’s ordinary shares which are owned by Realink.  In addition, 396,290 ordinary shares, representing 75% of the ordinary shares beneficially owned by Mr. Yasheng Liu are subject to the terms of the Escrow Agreement described in footnote (2).

CUSIP No. G9796W101	13D	Page 6

1	NAME OF REPORTING PERSON:		Liguo Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:	SC (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	233,199(2)(4)
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	233,199(2)(4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		233,199(2)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		2.93%(3)
14	TYPE OF REPORTING PERSON:		IN

(1) Please refer to prior footnote (1).

(2) Please refer to prior footnote (2).

(3) Please refer to prior footnote (3).

(4) Mr. Liguo Liu is the owner 5.36% of Realink and has voting power and dispositive power with respect to 5.36% of the Issuer’s ordinary shares which are owned by Realink.  In addition, 198,219 ordinary shares, representing 75% of the ordinary shares beneficially owned by Mr. Yasheng Liu are subject to the terms of the Escrow Agreement described in footnote (2).

CUSIP No. G9796W101	13D	Page 7

Item 1.  Security and Issuer.

This statement relates to the ordinary shares, par value $0.001 per share (the “Ordinary Shares”), of Wowjoint Holdings Limited, f/k/a China Fundamental Acquisition Corporation, a Cayman Islands company (the “Issuer”).  The Issuer’s principal executive offices are located at 1108 A Block Tiancheng Mansion, #2, Xinfeng Road, Deshengmenwai Street, Xicheng Dist., Beijing, P.R. China 100088.

Item 2.  Identity and Background.

Item 2(a)(f).  Name and Citizenship of Persons Filing:

Realink Group Limited, British Virgin Islands
Ya Bin Liu, People’s Republic of China
Fude Zhang, People’s Republic of China
Yasheng Liu, People’s Republic of China
Liguo Liu, People’s Republic of China

Item 2(b).  Addresses of Persons Filing

Realink Group Limited: B2-D2-301 A Block Tiancheng Mansion, #2, Xinfeng Road, Deshengmenwai Street, Xicheng Dist., Beijing, P.R.China 100088.

Ya Bin Liu:  1108 A Block Tiancheng Mansion, 2# Xinfeng Road Deshengmenwai Street, Xicheng Dist. Beijing 100088 P.R. China.

Fude Zhang:  1108 A Block Tiancheng Mansion, 2# Xinfeng Road Deshengmenwai Street, Xicheng Dist. Beijing 100088 P.R. China

Yasheng Liu:  1108 A Block Tiancheng Mansion, 2# Xinfeng Road Deshengmenwai Street, Xicheng Dist. Beijing 100088 P.R. China

Liguo Liu:  1108 A Block Tiancheng Mansion, 2# Xinfeng Road Deshengmenwai Street, Xicheng Dist. Beijing 100088 P.R. China

Item 2(c).  Present Principal Occupation.

Realink Group Limited: Holding Company

Ya Bin Liu:  Chairman and Chief Executive Officer of the Issuer

Fude Zhang:  Chief Technical Officer of the Issuer

Yasheng Liu:  Senior Vice President of Logistics and Administration of the Issuer

Liguo Liu:  Senior Vice President of Marketing and Sales of the Issuer

Item 2(d)(e). Criminal and Civil Proceedings

Within the last five years, Realink Group Limited (“Realink”) and Messrs. Ya Bin Liu, Fude Zhang, Yasheng Liu and Liguo Liu have not been convicted in a criminal proceeding and have not been a party to  a civil proceeding of a judicial or administrative body of competent jurisdiction and have not, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

CUSIP No. G9796W101	13D	Page 8

Item 3. Source and Amount of Funds or Other Consideration

The responses of the Reporting Persons to Row (4) of the cover pages of this Amended Schedule 13D are incorporated herein by reference.  Pursuant to the terms of a Share Purchase Agreement, dated as of November 30, 2009 (the “Share Purchase Agreement”) by and among the Issuer, Authentic Genius Limited, a Hong Kong incorporated company (“AGL”), AGL’s consolidated subsidiary, Beijing Xin Fu Industry Consulting Co., Ltd., a China incorporated wholly foreign owned enterprise (“BXFI”), BXFI’s variable interest entity, Beijing Wowjoint Machinery Co., Ltd., a China incorporated domestic enterprise (“Beijing Wowjoint”) and Giant Nova Holdings Limited, a British Virgin Island company (AGL, BXFI, Beijing Wowjoint and Giant Nova Holdings Limited are hereinafter collectively referred to as “Wowjoint”), the Issuer would acquire all of the outstanding shares of Wowjoint in exchange for 5,700,000 of the Company’s ordinary shares, of which 4,349,100 shares were to be issued to Realink Group Limited (“Realink”), one of shareholders of Wowjoint. In addition, pursuant to an earn-out provision in the share purchase agreement, the Company has agreed to issue to Realink up to 500,000 additional ordinary shares of the Company if certain performance targets are achieved.  The provisions of the Earn Out Agreement have been set forth in Exhibit 4.7 of the Form 20-F Shell Company Report filed by the Issuer on March 10, 2010 and are incorporated herein by reference.

Item 4.  Purpose of Transaction.

As described above, Realink's acquisition of these shares was made pursuant to the terms of a Share Purchase Agreement, dated as of November 30, 2009 (the “Share Purchase Agreement”) by and among the Issuer, Authentic Genius Limited, a Hong Kong incorporated company (“AGL”), AGL’s consolidated subsidiary, Beijing Xin Fu Industry Consulting Co., Ltd., a China incorporated wholly foreign owned enterprise (“BXFI”), BXFI’s variable interest entity, Beijing Wowjoint Machinery Co., Ltd., a China incorporated domestic enterprise (“Beijing Wowjoint”) and Giant Nova Holdings Limited, a British Virgin Island company (AGL, BXFI, Beijing Wowjoint and Giant Nova Holdings Limited are hereinafter collectively referred to as “Wowjoint”), the Issuer acquired all of the outstanding shares of Wowjoint in exchange for 5,700,000 of the Company’s ordinary shares, of which 4,349,100 shares were to be issued to Realink Group Limited (“Realink”), one of shareholders of Wowjoint (the “Acquisition”). In addition, pursuant to an earn-out provision in the share purchase agreement, the Company has agreed to issue to Realink up to 500,000 additional ordinary shares of the Company if certain performance targets are achieved.  The provisions of the Earn Out Agreement have been set forth in Exhibit 4.7 of the Form 20-F Shell Company Report filed by the Issuer on March 10, 2010 and are incorporated herein by reference.

The Acquisition was approved by the Issuer’s Board of Directors on February 11, 2010 and by a vote of the Issuer’s shareholders on February 12, 2010.  On February 22, 2010, Agreements which were required to consummate the transaction pursuant to the Share Purchase Agreement were executed by the Issuer and Wowjoint. Documents required to be filed with the Hong Kong and Cayman Islands governments, were filed on March 5, 2010.  Approval from the Registrar of Companies of the Cayman Islands was received on March 9, 2010.  Approval from the Hong Kong government has also been received.

Prior to the Acquisition, the Issuer was a shell company. The Acquisition and related transactions are described in the Issuer's Form 20-F with a report date of March 5, 2010 and a filing date of March 10, 2010 (the "Form 20-F Shell Company Report").

Except as set forth in this Item 4 and in the Form 20-F Shell Company Report, Realink does not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Company.

Realink beneficially owns 4,349,100 shares of the Issuer’s common stock, representing 54.7% of the Issuer’s outstanding common stock.  Realink has the sole power to vote all of its shares.  Pursuant to the terms of an Escrow Agreement dated February 22, 2010 among the Issuer, Realink and the shareholders of Realink, 3,696,735 ordinary shares, representing 75% of the ordinary shares acquired by Realink as a result of the Share Purchase Agreement, are being held in escrow until February 22, 2014 (the “Escrow Shares”).  Realink shall retain voting rights with respect to the Escrow Shares, notwithstanding the fact that the Escrow Shares are to be held in escrow.

CUSIP No. G9796W101	13D	Page 9

Pursuant to the terms of the earn-out provision in the Share Purchase Agreement, the Issuer agreed to issue to Realink up to 500,000 additional ordinary shares of the Company if certain performance targets are achieved.  The terms of the Earn-Out provision to the Share Purchase Agreement has subsequently been memorialized in an Earn-Out Agreement among the Issuer, Realink and the shareholders of Realink dated February 22, 2010.

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Pursuant to the terms of a Lock-Up Agreement dated February 22, 2010 among the Issuer, Realink and the shareholders of Realink, 3,696,735 ordinary shares, representing 75% of the ordinary shares acquired by Realink as a result of the Share Purchase Agreement, shall be restricted from transfer until February 22, 2014 and shall be held in escrow pursuant to the terms of the Escrow Agreement described in the next paragraph (the “Lock-Up Shares”).  Realink has retained voting rights with respect to the Lock-Up Shares, notwithstanding the fact that the Lock-Up Shares are to be held in escrow.  The Lock-Up Agreement also provides that any distributions of stock, including, but not limited to, stock dividends or stock splits which may be declared upon the Lock-Up Shares until February 22, 2011 shall be held in escrow and subject to the terms and conditions of the Escrow Agreement.  After February 22, 2011, any distributions of stock, including, but not limited to, stock dividends or stock splits which may be declared upon the Lock-Up Shares which aggregate ten (10%) percent or less of the number of Lock-Up Shares with respect to any twelve (12) month period shall be delivered to Realink.

Pursuant to the terms of an Escrow Agreement dated February 22, 2010 among the Issuer, Realink, the shareholders of Realink and Mintz & Fraade, P.C., 3,696,735 ordinary shares, representing 75% of the ordinary shares acquired by Realink as a result of the Share Purchase Agreement, are to be held in escrow until February 22, 2014 (the “Escrow Shares”).    Realink shall retain voting rights with respect to the Escrow Shares, notwithstanding the fact that the Escrow Shares are to be held in escrow.  The Escrow Agreement also provides that any distributions of stock, including, but not limited to, stock dividends or stock splits which may be declared upon the Escrow Shares until February 22, 2011 shall be delivered to the Escrow Agent and shall be subject to the terms and conditions of the Escrow Agreement.  After February 22, 2011, any distributions of stock, including, but not limited to, stock dividends or stock splits which may be declared upon the Escrow Shares which aggregate ten (10%) percent or less of the number of Escrow Shares with respect to any twelve (12) month period shall be delivered to Realink.

Pursuant to the terms of an Earn-Out Agreement dated February 22, 2010 among the Issuer, Realink and the shareholders of Realink,
(1)            200,000 ordinary shares of the Issuer, par value $0.001 per share (the “Ordinary Shares”) shall be issued to Realink in the event the closing per share price (or the closing bid, if no sales are reported) of the Ordinary Shares traded on the OTC Bulletin Board or any national securities exchange where the Ordinary Shares are traded is at or above US$10.00 for 180 days (such 180 days may be calculated on a non-consecutive basis) out of 360 days during the period from February 22, 2010 to February 22, 2012.
(2)            200,000 Ordinary Shares shall be issued to Realink in the event the closing per share price (or the closing bid, if no sales are reported) of the Ordinary Shares traded on the OTC Bulletin Board or any national securities exchange where the Ordinary Shares are traded is at or above US$13.80 for 180 days (such 180 days may be calculated on a non-consecutive basis) out of 360 days during the period from February 22, 2010 to February 22, 2013.
(3)            100,000 Ordinary Shares shall be issued to Realink in the event the average daily trading volume of Ordinary Shares on the OTC Bulletin Board or any national securities exchange where the Buyer Ordinary Shares are traded, according to www.finance.yahoo.com, is no less than 200,000 shares for three consecutive months during the period from February 22, 2010 to February 22, 2012.

Mr. Yasheng Liu is the younger brother of Mr. Ya Bin Liu.  Mr. Liguo Liu is not related to either of Messrs Ya Bin Liu or Yasheng Liu.

CUSIP No. G9796W101	13D	Page 10

Item 7.  Material to be Filed as Exhibits.

Exhibit 1
Share Purchase Agreement, dated November 30, 2009 by and among the Issuer, Authentic Genius Limited, a Hong Kong incorporated company (“AGL”), AGL’s consolidated subsidiary, Beijing Xin Fu Industry Consulting Co., Ltd., a China incorporated wholly foreign owned enterprise (“BXFI”), BXFI’s variable interest entity, Beijing Wowjoint Machinery Co., Ltd., a China incorporated domestic enterprise (“Beijing Wowjoint”) and Giant Nova Holdings Limited, a British Virgin Island company, is herein incorporated by reference to Exhibit 99.1 of the Form 6-K filed on January 13, 2010.

Exhibit 2
Lock-Up Agreement, dated February 22, 2010 by and among the Issuer, Realink and the shareholders of Realink, is herein incorporated by reference to Exhibit 4.6 of the Form 20-F filed on March 10, 2010.

Exhibit 3
Escrow Agreement, dated February 22, 2010 by and among the Issuer, Realink, the shareholders of Realink and Mintz & Fraade, P.C., is herein incorporated by reference to Exhibit 4.1 of the Form 20-F filed on March 10, 2010.

Exhibit 4	Earn-Out Agreement, dated February 22, 2010 by and among the Issuer, Realink, the shareholders of Realink, is herein incorporated by reference to Exhibit 4.7 of the Form 20-F filed on March 10, 2010.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2010

REALINK GROUP LIMITED By: /s/ Ya Bin Liu Name: Ya Bin Liu Title: President /s/ Ya Bin Liu Ya Bin Liu /s/ Fude Zhang Fude Zhang /s/ Yasheng Liu Yasheng Liu /s/ Liguo Liu Liguo Liu